August 7, 2019

Nelson Grist
President and Chief Executive Officer
For The Earth Corp.
20 E. Thomas Road, Suite 2200
Phoenix, AZ 85012

       Re: For The Earth Corp.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 1
           Filed July 30, 2019
           File No. 024-10931

Dear Mr. Grist:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Lilyanna Peyser,
Special Counsel, at (202) 551-3222 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products
cc:    John E. Lux, Esq.